Exhibit 99.1

Quest Rare Minerals Ltd.

QUEST RARE MINERALS APPOINTS DR. DIRK NAUMANN AS VICE-PRESIDENT, DEVELOPMENT

-	Brings extensive experience in capital project development to Quest’s operations team

-	Will manage all Strange Lake project activities, including delivery of the upcoming pre-feasibility study and definitive feasibility study, and negotiation of strategic partnerships and product off-take agreements

Toronto, May 28, 2013—Quest Rare Minerals Ltd. (TSX-V; NYSE Amex: QRM) is pleased to announce that Dr. Dirk Naumann has joined Quest’s Strange Lake project development team as Quest’s Vice-President, Development.

“We are delighted that Dr. Naumann has joined Quest” said Peter Cashin, Quest’s President and Chief Executive Officer. “Dirk’s extensive experience in capital project development, acquired with leading companies in the mining and manufacturing sectors, will be a significant asset to Quest. His experience will contribute important capacity to Quest’s plans to move our Strange Lake rare-earth project forward towards a production decision.”

Dr. Naumann obtained a Diploma in Chemistry (1980) and Doctorate in Physical Chemistry (1983) from the University of Göttingen, Germany. His thesis research was directed to the thermodynamics, chemical engineering and computer modeling of complex chemical and technical processes.

Dirk’s education and experience in chemistry, physics and chemical engineering was the basis of a 30-year career designing new products and processes, and managing numerous capital projects from inception through engineering and construction to successful market launch. His experience includes metal extraction and refining, and up-grading to high-purity metals, materials and compounds for specialty applications such as chargeable battery materials, for H.C. Starck (a division of Bayer AG), Inco Ltd., Eramet SA and other resource companies in Europe, China, Korea, Japan and Canada. More recently, he advised European and American companies on process intensification in order to improve their efficiency and sustainability, and to reduce energy consumption and generation of undesirable by-products.

Dirk will be responsible for the delivery of Quest’s Strange Lake project advanced pre-feasibility and definitive feasibility studies, and of project terms of reference for an Environmental Impact Statement for project permitting purposes. He will also work with Quest’s metals marketing team and manage negotiation of strategic partnerships and product off-take agreements. Dr. Naumann will report directly to Peter Cashin, Quest’s President and Chief Executive Officer.

Quest also announces that Colin Lindsay has resigned as Vice-President, Operations, to pursue personal interests. Quest is pleased that Colin has agreed to remain as Quest’s senior consultant for project development activities. Quest thanks Colin for his significant contribution in moving Quest’s Strange Lake project through a critical phase of its development.

About Quest Rare Minerals

Quest Rare Minerals Ltd. (“Quest”) is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX and NYSE MKT as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing high-potential projects in two of Canada’s premier exploration areas: the Strange Lake and the Misery Lake areas of northeastern Québec. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest has filed a National Instrument 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest, or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated January 25, 2013, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2012, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL : www.questrareminerals.com